OMB APPROVAL
OMB Number:	3235-0058
Expires:	March 31, 2006
Estimated average burden
Hours per form	2.50

SEC FILE NUMBER: 000-51228
CUSIP NUMBER: 48241R 10 8

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):    Form 10-K and Form 10-KSB    Form 11-K    Form 20-F     Form 10-Q and Form 10-QSB    Form N-SAR

For Period Ended: December 31, 2005
[    ] Transition Report on Form 10-K
[    ] Transition Report on Form 20-F
[    ] Transition Report on Form 11-K
[    ] Transition Report on Form 10-Q
[    ] Transition Report on Form N-SAR
For the Transition Period Ended:________________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

KBL HEALTHCARE ACQUISITION CORP. II

Full Name of Registrant

Former Name if Applicable

757 Third Avenue, 21st Floor

Address of Principal Executive Office (Street and Number)

New York, New York 10017

City, State and Zip Code

PART II — RULES 12b-25 (b) AND (c )

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or Form 10-QSB or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, NBSAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005 was unable to be completed in time without unreasonable effort and expense to the Company because the Company does not have a full-time accounting staff and, as a result, was unable to accurately and completely compile the financial information required to be included in the Form 10-KSB.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Marlene Krauss, M.D.	(212)	319-5555
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s)
Yes No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

It is anticipated that the Form 10-KSB will reflect the following changes in results of operations from the prior fiscal year:

The Company was formed on December 9, 2004 and had no operations during 2004. During 2005, the Company accumulated losses in connection with its search for a target business to consummate a business combination with. These losses were offset by interest earned on the funds held in the Company’s trust account. However, due to the fact that the Company does not have a full-time accounting staff, reasonable estimates for such figures are not available at this time.

KBL HEALTHCARE ACQUISITION CORP. II
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 30, 2006	By:	/s/ Marlene Krauss, M.D.
Marlene Krauss, M.D., Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations
(See 18 U.S.C. 1001 ).